NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:

OneSpaWorld Holdings Limited

2.	Name of Person Relying on Exemption:

Deep Field Asset Management LLC

3.	Address of Person Relying on Exemption:

9355 Wilshire Boulevard

Suite 350

Beverly Hills, CA 90210

4.	Written materials:

Attached hereto as an exhibit is a press release and statement issued by Deep Field Asset Management LLC to the shareholders of OneSpaWorld Holdings Limited, dated June 9, 2020. This material is being submitted pursuant to Rule 14a-6(g)(1).

Deep Field Asset Management LLC Issues Statement to

OneSpaWorld Shareholders

According to Stifel Report, OSW Management Admitted in Private Meeting that They Have

Identified Alternative Financing Options – Thereby Contradicting Management’s Prior Statements

Deep Field Demands Management Remedy Selective Disclosure and Make These Alternative Financing

Options Public Prior to Conducting a Vote

BEVERLY HILLS, Ca., June 9, 2020 – Deep Field Asset Management LLC (“DFAM”), a Beverly Hills-based investment adviser of funds that beneficially own 1,842,487 shares of OneSpaWorld Holdings Limited (NASDAQ: OSW) (the “Company”), today issued the following statement.

According to a research report published last night by Stifel, in private conversations with several investors on June 8 regarding what would happen if the proposed financing is voted down, OSW management “indicated they have other options to raise liquidity although they may not have enough time to implement those options before tripping their debt covenant at the end of June.”1

This selective disclosure directly contradicts prior written disclosure by management on its Schedule 14A proxy filings, where the linchpin of management’s case defending the $75 million transaction to shareholders has been the insistence that there are no realistic alternatives to the transaction. The Company’s May 26th Investor Presentation states “if the proposals are not approved, a viable and timely alternative is unlikely to emerge”. Further, in a June 5th letter to shareholders, Leonard Fluxman wrote “without [investor] approval of the equity financing, [OSW] will run out of cash in approximately 75 days”.

But Stifel goes on to paraphrase management’s message to investors: “if they did use their cash on their balance sheet to pay down their revolver [before June 30], management estimates they would have ~70 days of cash left on the balance sheet and would then just trip their covenant in September.” So the June 30 deadline is apparently a ruse; in the very worst case, management says we can get past June 30, and 70 days gives us until the latter part of August, which is clearly more than enough time to find an attractive and competitive replacement financing.

From our conversations with fellow shareholders, management’s purported lack of alternatives is clearly the definitive reason cited as a basis to vote for this transaction, which makes this question absolutely essential to the entire argument.

We therefore call on OSW management to correct their selective disclosure immediately and to clarify their prior public statements. Because it now appears that they have acknowledged openly (albeit in private) that they have identified potentially viable alternative options to raise liquidity, OSW management must publicly state what these options are. There can be no doubt that these options are highly material to OSW shareholders in deciding on how to vote on the highly dilutive insider transaction. Furthermore, the filing by a Board of proxy statements which conflict with management’s selectively disclosed honest assessment of its options may constitute gross negligence.

The importance of the shareholder vote on OSW’s highly dilutive insider transaction cannot be overstated – and we continue to urge shareholders to vote AGAINST this deal.

For additional communications from Deep Field, visit www.VoteNoOSW.com.

About Deep Field Asset Management LLC

Deep Field Asset Management LLC (“DFAM”) is a privately-held, independent investment adviser with $145 million in assets under management as of May 31, 2020. DFAM manages the Deep Field Opportunities Fund (“Fund”) a global concentrated investment fund that invests primarily in the small- and mid-cap space. The Fund’s objective is to back superior management teams pursuing idiosyncratic, difficult-to-replicate strategies wherein a market position or asset is leveraged to expand share and compound cash flow over a multi-year period. Specifically, the Fund seeks to own “category-defining” assets with definitive advantages which we believe are characterized by features such as extraordinary brands, overwhelming market share, data supremacy and easily accessible adjacent opportunities. The Fund was launched in 2015 by Jordan Moelis, the Fund’s Portfolio Manager.

IMPORTANT NOTICE: This material is for general informational purposes only and is not intended to be relied upon as investment advice. The opinions expressed are those of DFAM of June 9, 2020 and are subject to change at any time due to changes in market or economic conditions.

[1]	Stifel Analyst Note, June 8, 2020. Emphasis added.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. There is no guarantee that any forecasts made will come to pass. Reliance upon information in this material is at the sole discretion of the reader.

DFAM is the investment adviser for funds that beneficially own 1,842,487 shares of OneSpaWorld Holdings Limited (OSW) as of June 9, 2020. Holdings are subject to change, and DFAM may buy shares of OSW or sell, including sell short, shares of OSW at any time. The discussion of securities should not be viewed as a recommendation to buy, sell or hold any particular security.

DFAM is not soliciting proxies relating to the OSW shareholder meeting and does not have the authority to vote your proxy. DFAM urges OSW shareholders to vote against the proposed transaction.

Media Contact:

Sloane & Company

Dan Zacchei / Joe Germani

Dzacchei@sloanepr.com / JGermani@sloanepr.com